

PGM Global Inc.

STATEMENT OF FINANCIAL CONDITION

December 31, 2025

(with Report of Independent Registered Public Accounting Firm therein)

(Expressed in U.S. dollars)

Contents



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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52850

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/25__ AND ENDING __12/31/25__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **PGM Global Inc.**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1010 de la Gauchetière Street West, Suite 2010
(No. and Street)

Montreal	Quebec	H3B 2N2
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Giancarle Farinacci	514-932-7171	compliance@pgmglobal.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Crowe LLP
(Name – if individual, state last, first, and middle name)

485 Lexington Ave, Floor 11	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

September 24, 2003	#173
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, Giancarle Farinacci _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of PGM Global Inc. _____, as of 12/31 _____, 2 025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
Chief Financial Officer, Chief Compliance Officer
_____

_____
Notary Public

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

__To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable._



Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors of PGM Global, Inc.
Montreal, Canada

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of PGM Global, Inc. (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement")[2]. In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2026.

New York, New York
April 24, 2026

PGM Global Inc.

Statement of Financial Condition
December 31, 2025

(Expressed in U.S. dollars)

Assets
Current

Cash	$	8,233,837
Restricted cash (Note 4)		605,108
Due from clients (Note 5)		919,519
Due from brokers (Note 5)		1,031,309
Accounts receivable		85,365
Income taxes receivable		378,615
Securities owned, at fair value (Notes 6 and 12)		154,827
Due from ultimate parent company (Note 10)		10,777,035
Due from company under common control (Note 10)		105,330
Prepaid expenses		252,141
		22,543,086
Fixed assets, net (Note 7)		227,486
Right-of-use lease asset (Note 8)		443,077
Intangible assets (Note 9)		53,995
Total assets	$	23,267,644

Liabilities and Stockholder's Equity
Current liabilities

Due to clients (Note 5)	$	245,472
Due to brokers (Note 5)		913,588
Accounts payable, remuneration and accrued expenses (Note 12)		503,528
Due to company under common control (Note 11)		20,072
Due to ultimate parent company (Note 10)		1,806,599
Operating lease liabilities (Note 8)		97,713
		3,586,972
Deferred tax liability		51,158
Operating lease liabilities (Note 8)		345,365
Total liabilities		3,983,495

Stockholder's equity
    Capital stock
      Authorized
        An unlimited number of common shares without par value
      Issued and outstanding

42,815 common shares		1,090,708
Additional paid-in capital		226,084
Retained earnings		19,667,431
Accumulated other comprehensive loss		(1,700,074)
Total stockholder's equity		19,284,149
Total liabilities and stockholder's equity	$	23,267,644

Subsequent Events (Note 15)

On behalf of the Board

_____ Director   _____ Director

The accompanying notes are an integral part of these financial statements.

PGM Global Inc.
Notes to Statement of Financial Condition
December 31, 2025
(Expressed in U.S. dollars)

1. Organization and Nature of Business

PGM Global Inc. (the "Company"), incorporated under the *Canada Business Corporations Act*, provides brokerage and research services internationally. The Company is a member of the Canadian Investment Regulatory Organization ("CIRO"), the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Nasdaq Stock Market LLC ("NASDAQ"), and is a Participating Organization in the Toronto Stock Exchange Inc., the TSX Venture Exchange, and the TSX Alpha Exchange.

During August 2025, control of the Company changed as a result of the acquisition of PGM Global Holdings Inc. ("PGMGH") by National Bank Acquisition Holding Inc., which is a subsidiary of National Bank of Canada ("NBC"). As a consequence, NBC became the ultimate parent of the Company. Prior to this transaction, the ultimate parent was PGMGH.

2. Significant Accounting Policies

BASIS OF ACCOUNTING

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

USE OF ESTIMATES

The presentation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

CASH, RESTRICTED CASH AND CASH EQUIVALENTS

Cash, restricted cash and cash equivalents consist of bank balances and short-term investments with maturities of three months or less from the date of acquisition. They are presented in the statement of financial condition at amortized cost which approximates fair value due to their short-term nature.

SECURITIES OWNED

Securities owned are carried in the statement of financial condition at fair value with changes in fair value recognized in the statement of comprehensive income. Fair value is based on quoted market prices for exchange-traded equity and fixed income securities. In situations where the securities are not publicly traded or where restrictions on their marketability exist, securities are valued at management's estimate of market value.

Valuation of fixed income securities is affected by, amongst other factors, the liquidity of the securities, the size and the bid and ask spread, and the relative breadth of market and current yield price adjustments.

The Company accounts for its securities owned on a trade date basis.

Dividends are recorded on the ex-dividend date and interest is accrued to the end of the year.

ACCOUNTS RECEIVABLE AND ACCOUNTS PAYABLE

Due from (to) clients, due from (to) brokers, accounts receivable and accounts payable, remuneration and accrued expenses are initially recorded at their fair value and are subsequently carried at amortized cost. In most cases, as term to maturity is short, the fair value and amortized cost of these financial instruments are approximated by carrying value.

Payables and receivables arising from unsettled regular-way trades are recorded net in due from (to) clients and due from (to) brokers.

FIXED ASSETS

Fixed assets are stated at cost less accumulated amortization. Amortization is recognized over the estimated useful life of the asset using the following rates and methods which most closely reflect the expected pattern of consumption of the future economic benefit embodied in the assets:

Technology equipment	3-5 years straight-line
Furniture and fixtures	20% declining balance
Leasehold improvements	Term of lease

Amortization methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate. The Company evaluates its fixed assets for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable.

(Expressed in U.S. dollars)

2. Significant Accounting Policies (continued)

INTANGIBLE ASSETS

Intangible assets consist of software platforms and software platforms under development. Amortization is recognized over the estimated useful life of the software, from the date that it is available for use since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the assets. Internally developed software is amortized over a period of five years on a straight-line basis from the time at which the asset became available for use. Intangible assets are evaluated for impairment when events or changes in circumstances indicate potential impairment.

LEASES

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company recognizes a right-of-use asset and a lease liability based on the present value of the future lease payments over the lease term at lease commencement. Where the implicit interest rate is not determinable from the lease, the Company uses its internal incremental borrowing rate to initially measure leases.

Subsequent amortization of the right-of-use asset and accretion of the lease liability for an operating lease is recognized as a single lease cost, on a straight-line basis, over the lease term. Right-of-use assets are assessed for impairment in accordance with long-lived asset impairment policy.

In all leases, the Company defines lease term as the non-cancellable term of the lease plus any renewals covered by renewal options that are reasonably certain of exercise based on the Company's assessment of the economic factors relevant to the lease. The non-cancellable term of the lease commences on the date the lessor makes the underlying property in the lease available to the lessee, irrespective of when lease payments begin under the contract.

FOREIGN CURRENCY TRANSLATION

The functional currency of the Company is the Canadian dollar. Assets and liabilities denominated in foreign currencies are translated at the exchange rate in effect at the statement of financial condition date.

These financial statements have been translated from the functional currency into U.S. dollars. Assets and liabilities are translated at the exchange rate in effect at the statement of financial condition date.

FINANCIAL INSTRUMENTS AND BROKERAGE AGREEMENTS

The Company's financial instruments consist of cash, restricted cash and cash equivalents, due from (to) clients, due from (to) brokers, accounts receivable, securities owned, due from (to) related parties, accounts payable, remuneration and accrued expenses and deferred compensation. The classification and measurement of all such financial instruments are defined in the related accounting policy notes.

OFFSETTING OF ASSETS AND LIABILITIES

Amounts due from and to brokers or clients are presented on a net basis, by counterparty, to the extent the Company has the legally enforceable right of setoff to offset the recognized amounts and intends to settle on a net basis.

INCOME TAXES

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

RECENT ACCOUNTING PRONOUNCEMENTS

A number of new standards, amendments to standards and interpretations are not yet effective for the year ended December 31, 2025 and have not been applied in preparing these financial statements. None of these are expected to have an impact on the financial statements of the Company.

(Expressed in U.S. dollars)

2. Significant Accounting Policies (continued)

In September 2025, the FASB issued ASU 2025-06, Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software, which modernizes the accounting for internal-use software costs by removing all references to prescriptive and sequential software development stages. The new standard requires entities to consider whether significant development uncertainty has been resolved before starting to capitalize software costs and aligns disclosure requirements with ASC 360, Property, Plant, and Equipment. The ASU is effective for annual and interim reporting periods beginning after December 15, 2027, and can be applied prospectively, retrospectively, or using a modified prospective transition method, with early adoption permitted. The Company is currently assessing the impacts of the new guidance on its financial statements.

3. Adoption of Accounting Policies

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The ASU amends the rules on income tax disclosures by modifying or eliminating certain existing income tax disclosure requirements in addition to establishing new requirements. The amendments address investor requests for more transparency about income taxes, including jurisdictional information, by requiring consistent categories and greater disaggregation of information. The ASU's two primary amendments relate to the rate reconciliation and income taxes paid annual disclosures. Reconciling items presented in the rate reconciliation will be in dollar amounts and percentages, and will be disaggregated into specified categories with certain reconciling items further broken out by nature and/or jurisdiction using a 5% threshold of domestic federal taxes. Income taxes paid will be disaggregated between federal, provincial/territorial, and foreign taxing jurisdictions using a 5% threshold of total income taxes paid net of refunds received. The ASU is effective for annual periods beginning after December 15, 2024. The impact of adoption on the Company's financial statements is the result of some additional disclosures.

4. Restricted Cash Segregated Under Regulations of the U.S. Securities and Exchange Commission ("SEC")

Restricted cash balances represent cash in special reserve bank accounts for the exclusive benefit of customers, in accordance with regulations of the U.S. Securities and Exchange Commission ("SEC") under SEC Rule 15c3-3. These amounts are not available for use in the Company's day-to-day operations.

5. Due from/to Clients and Brokers

Included in the balance due from/to clients and brokers are the following amounts resulting from transactions which failed to settle on the contracted settlement date:

		2025
Due from clients	$	913,588
Due from brokers	$	42,648
Due to clients	$	42,648
Due to brokers	$	913,588

The Company clears its customer transactions through other broker-dealers on a fully disclosed basis.

6. Securities Owned

		2025
Canadian federal bonds	$	154,827

7. Fixed Assets

			2025
	Cost	Accumulated amortization	Net
Technology equipment	$ 465,951	$ 272,598	$ 193,353
Furniture and fixtures	11,955	4,733	7,222
Leasehold improvements	37,055	10,144	26,911
	$ 514,961	$ 287,475	$ 227,486

PGM Global Inc.
Notes to Statement of Financial Condition (continued)
December 31, 2025

(Expressed in U.S. dollars)

8. Leases

The Company's right-of-use assets arises from a lease agreement for its head office premises in addition to certain components of its data center lease agreement.

		2025	
	Cost	Accumulated amortization	Net
Right-of-use lease asset: Office lease	$ 518,758	$ 119,907	$ 398,851
Right-of-use lease asset: Data center	122,392	78,166	44,226
	$ 641,150	$ 198,073	$ 443,077

Operating lease liability

Future payments due under operating lease:	2025
2026	$ 125,929
2027	102,542
2028	91,409
2029	94,213
2030	94,213
Thereafter	15,702
Total undiscounted operating lease liability	$ 524,008
Less: effects of discounting	(80,930)
Current	97,713
Non-current	345,365
Operating lease liability included in the statement of financial condition	$ 443,078

The weighted average discount rate is 7.1%. The remaining lease terms is 5.2 years.

Pursuant to the lease agreement for its head office premises, the landlord requires a standby letter of credit amounting to $121,000. The Company has an option to renew its lease agreement for its head office for an additional period of 5 years following the end of the initial lease period.

9. Intangible Assets

		2025	
	Cost	Accumulated amortization	Net
Software platforms	$ 380,589	$ 326,594	$ 53,995

10. Related Party Transactions

The balance due from PGMGH has mainly arisen from a non-interest-bearing advance and promissory note with no repayment terms. The balance due from a company under common control has arisen from services provided. All balances with related parties are non-interest bearing and are due upon demand.

11. Capital Management

The Company's business requires capital for regulatory purposes. The Company's capital structure is underpinned by stockholder's equity, which is comprised of capital stock, additional paid-in capital, retained earnings and accumulated other comprehensive loss.

In managing its capital, the Company's primary objectives are as follows:
- Exceed the Company's minimum regulatory capital as required by the CIRO and FINRA;
- Ensure that the Company is able to meet its financial obligations as they become due; and
- Support the creation of stockholder value.

PGM Global Inc.

Notes to Statement of Financial Condition (continued)
December 31, 2025

(Expressed in U.S. dollars)

11. Capital Management (continued)

The Company implements corporate governance practices and monitors results against its objectives. The Company manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. The Company regularly monitors its regulatory risk adjusted capital as required by regulation, monitors operating results against budgets and monitors its cash flows to ensure that the objectives above are met.

There has been no material change in the capital management practices of the Company from the previous year.

During the year ended December 31, 2024, the capital of the Company was sufficient to satisfy the regulatory requirements of the CIRO which specify a minimum capital requirement of CAD $250,000 and certain minimum ratios. The capital was also sufficient to satisfy the regulatory requirements of FINRA which specify that the Company must maintain regulatory capital in excess of 6-2/3% of the aggregate indebtedness (to a minimum of USD $250,000) and certain minimum ratios.

12. Financial Instruments and Risk Management

FAIR VALUE HIERARCHY

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

- Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;
- Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);
- Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Asset categories	Level 1	Level 2	Level 3	Total
December 31, 2025				
Securities owned	$ -	$ 154,827	$ -	$ 154,827

There were no significant transfers between Level 1 and 2 in the year. The Company does not have any financial instruments measured at fair value on a recurring basis using significant unobservable inputs (Level 3) at December 31, 2025. In accordance with ASC 825-10-50, the Company discloses the estimated fair value of its financial instruments. Fair value estimates are determined using management's judgment and are based on a range of valuation methodologies and assumptions.

CREDIT RISK

Credit risk arises from the potential that a counterparty will fail to perform its obligations. Credit risk arises from cash and restricted cash segregated under regulations of the SEC, amounts due from clients and brokers, debt security issuers, accounts receivable and amounts due from related parties.

The Company attempts to limit the risk by dealing with counterparties it considers viable.

To minimize its exposure to credit risk from transactions with clients and brokers, the Company requires settlement of securities on a cash basis or delivery against payment basis.

All transactions in listed securities are settled or paid for upon delivery using approved brokers. The risk of default is considered minimal as delivery of securities sold, unless unusual circumstances exist, is only made once the broker has received payment.

The Company manages credit risk with regards to debt instruments by monitoring counterparties' credit ratings before purchasing debt instruments and maintaining short maturity dates. The maximum exposure to credit risk is represented by the carrying value of the financial assets. There are no significant balances past due.

Management does not anticipate any losses for non-performance of counterparties.

The Company measures credit risk and expected credit losses on its due from related parties using the probability of default, exposure at default and loss given default. Management considers both historical analysis and forward-looking information in determining any expected credit loss. The Company has a recovery strategy for the receivable from PGM Global Holdings Inc. to fully recover the outstanding balance of the receivable. The expected credit loss is limited to the effect of discounting the amount due on the receivable, at the receivable's effective interest rate. Considering the amount receivable bears no interest and the receivable will be repaid over time until cash is realized, any impairment loss is considered not meaningful at December 31, 2025.

There have been no significant changes to the Company's exposure to credit risks and how they arise nor how they are managed since the previous period.

PGM Global Inc.

Notes to Statement of Financial Condition (continued)
December 31, 2025

(Expressed in U.S. dollars)

12. Financial Instruments and Risk Management (continued)

LIQUIDITY RISK

Liquidity risk is the risk that the Company cannot meet a demand for cash or fund its obligations as they become due. The Company's management is responsible for reviewing liquidity resources to ensure funds are readily available to meet its financial obligations as they become due, as well as ensuring adequate funds exist to support business strategies and operational growth. The Company's business requires capital for operating and regulatory purposes. The current assets reflected on the statement of financial condition are highly liquid. The majority of the positions held as securities owned are readily marketable securities. Receivables and payables from clients and brokers represent commissions due and current open transactions that generally settle within the normal settlement cycle.

The following table presents the contractual terms to maturity of the financial liabilities, excluding due to clients and due to brokers owed by the Company at December 31, 2025, in addition to those disclosed in Note 8. As liabilities in trading accounts are typically settled within very short-time periods, they are not included in the table below.

	Carrying amount	12 months or less	1 to 3 years	3 to 5 years
December 31, 2025				
Accounts payable and accrued charges	$ 503,528	$ 503,528	$ -	$ -

There have been no significant changes to the Company's exposure to liquidity risks and how they arise nor how they are managed since the previous year.

MARKET RISK

Market risk is the risk that the fair value of the financial instruments will fluctuate because of changes in market prices. The Company separates market risk into two categories: interest rate risk and foreign exchange risk. As the Company does not invest in any significant equity positions, the Company is not exposed to equity price risk.

There has been no significant change to the Company's exposure to market risks and how they arise nor how they are managed since the previous year.

INTEREST RATE RISK

Interest rate risk arises from the possibility that changes in interest rates will affect the fair value or future cash flows of financial instruments held by the Company. The Company incurs interest rate risk on its cash and restricted cash and securities owned. The Company does not hedge its exposure to interest rate risk as it is minimal.

The interest rate volatility on the Company's financial instruments owned is also minimal since the Company does not carry significant instruments subject to interest rate volatility.

CURRENCY RISK

Foreign exchange risk arises from the possibility that changes in the price of the foreign currencies will result in losses. As the Company's functional currency is the Canadian dollar, foreign exchange risk is measured in relation to the Canadian dollar balances. The Company's primary foreign exchange risk results from the unhedged currency. The Company's currency risk is managed based on currency holdings rather than volatility. The internal policy which sets maximum amounts by currency ensures that the Company does not have significant currency risk.

The Company trades in various currencies in order to settle international trades. However, the currency of the amount receivable is generally the same as the amount payable. As a result, the currency risk is diminished. The Company held CAD $6,875,000 worth of foreign currencies at year-end.

CONTINGENCIES

The Company could be involved in legal proceedings and claims that arise in the ordinary course of business and remain unresolved at the reporting date. Additionally, the Company is periodically subject to examinations and inquiries conducted by regulatory and self-regulatory authorities. Based on management's assessment, including consultation with legal counsel, the Company does not expect these matters to have a material adverse effect on its financial condition.

13. Regulatory Net Capital Requirement

As a registered broker-dealer and a member of FINRA, the Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2025, the Company had regulatory net capital of $6,532,539, which was $6,282,539 in excess of its required regulatory net capital of $250,000. The Company's aggregate indebtedness to regulatory net capital ratio was 0.50 to 1.

PGM Global Inc.

Notes to Statement of Financial Condition (continued)
December 31, 2025

(Expressed in U.S. dollars)

14. Segment

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including agency brokerage transactions and global macro research. The Company has identified its Chief Executive Officer as the chief operating decision makers ("CODM"), who uses net income to evaluate the results of the business, predominantly in the budgeting process, to manage the Company. Additionally, the CODM uses excess regulatory capital (see Note 13), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The measure of segment assets is reported on the balance sheet as total assets. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

15. Subsequent Events

The Company has evaluated the effects of subsequent events that have occurred subsequent to the year ended December 31, 2025 and through to April 24, 2026, which is the date the financial statements were available to be issued. During this period, the below noted event requires disclosure in the financial statements.